

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

October 21, 2016

<u>Via E-mail</u>
Mr. Marc D. Hamburg
Senior Vice President and Principal Financial Officer
Berkshire Hathaway, Inc.
3555 Farnam Street
Omaha, NE 68131

Re: Berkshire Hathaway, Inc.
Form 10-K for the Fiscal Year December 31, 2015
Filed February 29, 2016
File No. 001-14905

Dear Mr. Hamburg:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Sharon M. Blume

Sharon M. Blume
Accounting Branch Chief
Office of Healthcare and Insurance